FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2009	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

2

EXHIBIT INDEX

Exhibit No.	Description
99.1	Consolidated Financial Statements for the Period Ended March 31, 2009
99.2	Management's Discussion and Analysis for the Period Ended March 31, 2009
99.3	Certificate of Interim Filings Executed by Chief Executive Officer
99.4	Certificate of Interim Filings Executed by Chief Financial Officer

EXHIBIT 99.1

CRYPTOLOGIC LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As at	As at
	March 31,	December 31,
	2009	2008
	(unaudited)	(audited)

ASSETS
Current assets:
Cash and cash equivalents	$ 33,491	$ 36,348
Restricted cash (note 4)	5,000	7,175
Security deposits (note 4)	250	250
Accounts receivable and other	6,752	6,002
Prepaid expenses	7,854	7,217
	53,347	56,992

User funds held on deposit	6,737	10,833
Future income taxes	3,208	1,930
Capital assets	17,674	18,703
Long-term investments (note 5)	6,021	5,821
Intangible assets	4,822	4,982
Goodwill (note 6)	6,545	6,545
	98,354	105,806

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	13,110	15,356
Income taxes payable	420	413
	13,530	15,769

User funds held on deposit	6,737	10,833
Future income taxes	318	382
	20,585	26,984

Minority interest (note 7)	6,262	6,382

Shareholders’ equity:
Share capital (note 9)	33,594	33,552
Stock options	7,177	6,856
Retained earnings	30,736	32,032
	71,507	72,440

	$ 98,354	$ 105,806

The accompanying notes are an integral part of the consolidated interim financial statements.

CRYPTOLOGIC LIMITED

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except per share data)

(Unaudited)

	For the three months
	ended March 31,
	2009	2008

Revenue	$ 10,134	$ 19,317
Expenses
Operating	8,199	14,437
General and administrative	3,124	2,853
Reorganization (note 17)	532	—
Finance	21	173
Amortization	1,305	1,396
	13,181	18,859

(Loss) Earnings before undernoted	(3,047)	458
Interest income	171	794
Non operating income (note 16)	—	102

Net (loss) earnings before income taxes and minority interest	(2,876)	1,354

Income taxes:
Current	(160)	555
Future	(1,342)	28
	(1,502)	583

Net (loss) earnings before minority interest	(1,374)	771

Minority interest (note 7)	(78)	162

Net (loss) earnings and comprehensive (loss) income	$ (1,296)	$ 609

Net (loss) earnings per common share (note 11)
Basic	$ (0.10)	$ 0.06
Diluted	$ (0.10)	$ 0.06

CRYPTOLOGIC LIMITED

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(In thousands of U.S. dollars, except per share data)

(Unaudited)

	For the three months
	ended March 31,
	2009	2008

Retained earnings, beginning of period	$ 32,032	$ 70,855
(Loss) Earnings	(1,296)	609
Retained earnings, end of period	$ 30,736	$ 71,464

The accompanying notes are an integral part of the consolidated interim financial statements.

CRYPTOLOGIC LIMITED

CONSOLIDATED STATEMENTS OF CASHFLOWS

(In thousands of U.S. dollars)

(Unaudited)

	For the three months
	ended March 31,
	2009	2008
Cash flows from (used in):

Operating activities:
Net (loss) earnings	$ (1,296)	$ 609
Adjustments to reconcile earnings to cash provided
by (used in) operating activities:
Amortization	1,305	1,396
Unrealized gain on forward contract	(127)	(243)
Reorganization expense	532	—
Future income taxes	(1,342)	28
Minority interest	(78)	162
Stock options	321	690
	(685)	2,642
Change in operating assets and liabilities:
Accounts receivable and other	(750)	445
Prepaid expenses	(300)	267
Accounts payable and accrued liabilities	(2,778)	1,283
Income taxes payable	(203)	464
	(4,716)	5,101

Financing activities:
Issue of capital stock, net	—	67
	—	67

Investing activities:
Purchase of capital assets	(116)	(664)
Purchase of other investments	(200)	(1,019)
Decrease in restricted cash	2,175	14,976
Decrease in security deposits	—	900
	1,859	14,193

(Decrease) Increase in cash and cash equivalents	(2,857)	19,361

Cash and cash equivalents, beginning of period	36,348	55,428

Cash and cash equivalents, end of period	$ 33,491	$ 74,789

Supplemental cash flow information:
Non cash portion of options exercised	$ —	$ 29

The accompanying notes are an integral part of the consolidated interim financial statements.

1.	Basis of presentation and reorganization

These interim unaudited consolidated financial statements of CryptoLogic Limited (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Pursuant to a business reorganization implemented by way of a Superior Court of Ontario, Canada court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007, the Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of CryptoLogic Limited. As part of the Arrangement, the Company issued either an equivalent amount of CryptoLogic Limited Common Shares or, in the case of taxable Canadian residents, exchangeable shares of CryptoLogic Exchange Corporation (“CEC”), an indirect subsidiary of the Company. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited Shares. These CEC shares participate equally in voting and dividends with the shareholders of the Company. No additional shares of CEC will be issued after June 1, 2007.

For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc. Accordingly, these interim unaudited consolidated financial statements reflect the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc. and its subsidiaries, with all assets and liabilities recorded at the carrying values of CryptoLogic Inc. The interest held by CEC shareholders has been presented as a minority interest in these interim unaudited consolidated financial statements, as required under GAAP.

These interim unaudited consolidated financial statements have been prepared using the same accounting policies as were used for the audited consolidated financial statements of CryptoLogic Limited for the year ended December 31, 2008, except as described in note 2. These interim unaudited consolidated financial statements do not contain all annual disclosures required by Canadian GAAP and, as such, should be read in conjunction with the audited consolidated financial statements including the notes thereto for the year ended December 31, 2008.

2.	Significant accounting policies

Handbook Section 3064, Goodwill and Intangible Assets

The Company adopted Section 3064, Goodwill and Intangible Assets, effective from January 1, 2009, converges accounting for goodwill and intangible assets under Canadian GAAP with International Financial Reporting Standards. The new standard provides more comprehensive guidance on intangible assets, particularly for internally developed intangible assets. The adoption of Section 3064 did not have a material impact.

Handbook Section 3855, Recognition and Measurement

In January 2009, the Accounting Standards Board (“AcSB”) issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” that provided guidance on the recognition and measurement of certain financial assts and financial liabilities carried at fair value. EIC-173 concluded that the fair value of financial assets and financial liabilities, including derivative instruments, must take into account the Company’s credit risk as well as the counterparty. EIC-173 must be applied retroactively without restatement of prior periods. The adoption of EIC-173 did not have a material impact on the Company’s financials statements in either the current or prior periods.

2.	Significant accounting policies (continued)

International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. In April 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, on January 1, 2011.

On June 27, 2008 the Canadian Securities Administrators (“CSA”) issued Staff Notice 52-321, Early Adoption of IFRS which indicated that the CSA would be prepared to grant an exemption to allow Canadian financial statement issuers to adopt IFRS early on a case-by-case basis, provided that they could demonstrate that they met certain conditions.

The adoption of IFRS will require the restatement of amounts reported by the Company for its previous year ended, and of the opening balance sheet as at the date of adoption.

The Company is continuing to assess the financial reporting impacts of the adoption of IFRS and, at this time, the impact on future financial position and results of operations is not reasonably determinable or estimable. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required.

The IFRS conversion project consists of three phases: Scoping and Diagnostics, Analysis and Development and Implementation and Review.

Phase One: Scoping and Diagnostics, which involves project planning and staffing and identification of differences between current Canadian GAAP and IFRS, is underway.

Phase Two: Analysis and Development, involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies provided for under IFRS; identification and design of operational and financial business processes; initial staff and audit committee training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues.

Phase Three: Implementation and Review will involve the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; and further training programs across the Company’s finance and other affected areas, as necessary. It will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements and reconciliations; embedding of IFRS in business processes; and audit committee approval of IFRS-compliant financial statements.

3.	Changes in accounting estimates

There were no changes in accounting estimates during the three month period ended 31 March 2009.

During the first quarter of 2008, the Company revised its estimate for certain royalty payments based on new facts and circumstances including recent negotiations resulting in a reduction in accrued liabilities and a corresponding increase in revenue of $1,000.

4.	Security deposits and restricted cash

Security deposits are amounts held by the Company’s bank as collateral provided to payment processors that process deposits and credit card transactions. Restricted cash comprises a required deposit of $5,000 to support a letter of credit to the Lottery Gaming Authority of Malta to support user funds on deposit (December 31, 2008: $5,000). At December 31, 2008, restricted cash also included $2,175, held in escrow, that would have been paid to the Company’s former CEO had there been a change in control of the company.

5.	Long-term investments

In June 2007, the Company acquired a 19.4% ownership interest in 568 Network Inc. (“568 Inc.”), a privately held company, for $1,068. 568 Inc. is a developer and distributor of online casual games to the Chinese market. Under the terms of the agreement, the Company is required to make additional investments in 568 Inc. of up to $350 should 568 Inc. achieve certain financial targets and pursuant to this obligation. During 2008, the Company made a further investment by way of a $350 loan. This loan is convertible into preference shares at the option of the Company. The investment and the loan are classified as available-for-sale and are carried at cost as the fair market value is not readily determinable. The Company has determined that the convertible feature of this loan is an embedded derivative, which is immaterial.

In November 2007, the Company acquired a 12.7% ownership interest in Mikoishi (Asia Pacific) Pte Ltd. (“Mikoishi”), a privately held company, for cash consideration of $4,258. Mikoishi is a developer and marketer of gaming products for the mobile computing markets and is located in Singapore. The investment in Mikoishi is designated as available-for-sale which is measured at fair value. During 2008, the Company received evidence of Mikoshi’s current fair value and as a result recorded a write down in the value of the investment of $2,200 during the fourth quarter of 2008.

In March 2008, the Company acquired a 15.0% ownership interest in Mobilebus Inc. (“Mobilebus”), a privately held Korean company specializing in game development, for cash consideration of $645. In exchange for cash consideration, the Company received common shares. The investment in Mobilebus is classified as available-for-sale and is carried at cost as the fair market value is not readily determinable.

5.	Long-term investments (continued)

In May 2008, the Company acquired an 11.1% interest in Jingle Prize Inc. (“Jingle”), a leading supplier of online mahjong games, for $1,000. In exchange for the cash consideration, the Company received preference shares, which rank pari passu with the common shares of Jingle with respect to all dividends and voting rights. The terms of this agreement require the Company to make additional investments in Jingle if certain performance criteria are met. In December 2008, the first performance criteria were met resulting in an additional investment of $700, increasing the Company’s equity ownership in Jingle to 18.9%. During the first quarter of 2009, the second performance criteria were met requiring a further investment by way of a $200 loan. This loan is convertible into preference shares at the option of the Company. The Company has determined that the convertible feature of this loan is an embedded derivative, which is immaterial. Additional consideration of up to $1,754 may be payable if certain additional performance criteria are met. The investment and the loan are classified as available-for-sale and are carried at cost as the fair market value is not readily determinable.

6.	Goodwill

On August 22, 2007, the Company acquired 100% of the assets and operations of Casino.co.uk, a gaming portal, for a purchase price of $6,098, including $182 related to the costs of acquisition. An amount of $3,515 was allocated to goodwill. During 2008, the Company paid $1,254 of additional consideration to the seller as a result of Casino.co.uk meeting certain performance criteria.

7.	Minority interest

As part of the Arrangement, taxable Canadian residents received exchangeable shares of CEC, an indirect subsidiary of CryptoLogic Limited. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited shares. As a result of the Arrangement, a total of 12.6 million and 1.3 million shares of the Company and CEC were issued, respectively.

The shares issued by CEC are considered a non-controlling interest of the Company for accounting purposes and, consequently, a proportional amount of the Company’s shareholders’ equity was recorded separately as minority interest on the consolidated balance sheets. Accordingly, on June 1, 2007, minority interest of $10,800 was recorded in the accompanying consolidated balance sheet. A similar proportional share of the net (loss) earnings associated with subsidiaries directly or indirectly owned by CEC is included in the consolidated statements of earnings as minority interest. For the three month period ended March 31, 2009, the net loss of the subsidiaries not owned by CEC totalled approximately $325 (2008: $1,300), respectively, and was not included in the minority interest calculation. In addition, dividends paid to CEC shareholders reduce minority interest on the consolidated balance sheets.

For accounting purposes, when CEC shares are exchanged, the proportional share of the minority interest recorded on the consolidated balance sheet is reduced and share capital increased based on the pro-rata number of shares exchanged to the total number of CEC shares outstanding. Since June 1, 2007, approximately 250,000 CEC shares have been exchanged for the Company’s shares. Approximately 7,500 CEC shares were exchanged in the three months ended March 31, 2009.

8.	Capital risk management

The Company defines capital as its shareholders’ equity and has a policy to maintain a strong capital base so as to maintain investor and market confidence and to sustain future development of the business. The Company is listed on three major exchanges, the Toronto Stock Exchange, NASDAQ and London Stock Exchange. The Company monitors both the demographic spread of shareholders, as well as the return on equity.

At March 31, 2009 the Company had $71,507 (December 31, 2008: $72,440) shareholders’ equity. The Company’s capital gives it the financial flexibility to take advantage of opportunities in its markets, consider potential strategic acquisitions, pay dividends, and repurchase common shares under its Normal Course Issuer Bid.

The Company offers stock options to key employees and directors. At March 31, 2009 employees and directors hold approximately 679,000options to purchase common shares of the Company.

On May 5, 2009, a dividend of $0.03 per share was announced, a decrease from $0.12 per share announced after the first quarter in 2008. Each future quarterly dividend will be subject to Board approval based on the Company’s financial results.

In November 2008, the Company filed a Normal Course Issuer Bid (the “2009 Normal Course Issuer Bid”), which authorizes the Company to acquire and cancel up to 1,267,871 of its common shares between December 3, 2008 and December 2, 2009. At March 31, 2009, there were no purchases under the 2009 Normal Course Issuer Bid.

There were no changes in the Company’s policy for managing capital during the quarter ended March 31, 2009. With the exception of the deposit with the Lottery Gaming Authority of Malta, neither the Company, nor any of its subsidiaries, is subject to externally imposed capital requirements.

9.	Share capital

Authorized:

Unlimited common shares

Issued and outstanding as at March 31, 2009:

	Issued common shares		Contributed
	Shares	Amount	surplus	Total

	(in thousands)

Balance, December 31, 2008	12,727	$33,484	$68	$33,552
Shares exchanged (a)	9	42	—	42

Balance at March 31, 2009	12,736	$33,526	$68	$33,594

a)

The Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect wholly owned subsidiary of CryptoLogic Limited. As consideration for the acquisition, CryptoLogic Limited issued either an equivalent amount of its common shares or, in the case of taxable Canadian residents, exchangeable shares of CEC, an indirect subsidiary of the Company. The CEC shares can be exchanged by the holders for an equal number of CryptoLogic Limited common shares at any time.

As a result of the reorganization, a total of 12.6 million and 1.3 million shares of CryptoLogic Limited and CEC were issued, respectively. Since June 1, 2007, 249,336CEC shares have been exchanged, with the remaining shares of CEC being reflected as minority interest as at March 31, 2009. On June 1, 2014, the Company will redeem not less than all of the then outstanding CEC shares.

10.	Stock-based compensation

The fair value of options granted in the three month period ended March 31, 2009 and 2008 were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2009	2008

Dividend yield	1.64	2.90
Risk-free interest rate	1.79	3.10
Expected volatility	58.0	46.3
Expected life of options	3	3

A total of 5,000 options were issued in the three month period ended 31 March 2009. The weighted average fair value of options granted during the three month period ended March 31, 2009 was $0.62 (2008: $4.39).

11.	(Loss) earnings per common share

(Loss) earnings per share are calculated using the two-class method, whereby common shares of the Company and the fully participating exchangeable common shares of CEC are used to determine the weighted average number of shares outstanding for both basic and diluted (loss) earnings per share.

The (loss) earnings attributable to the common shares in calculating the basic and diluted (loss) earnings per share are as follows:

In U.S. dollars (000’s)	For the three months ended March 31,
	2009	2008
Net (loss) earnings attributable to common shares	$ (1,296)	$ 609
(Loss) earnings attributable to CEC shares	(78)	162

Net (loss) earnings before minority interest	$ (1,374)	771

The denominator used in calculating basic and diluted (loss) earnings per common share is calculated as follows:

	For the three months ended March 31,
	2009	2008

Weighted average number of common shares outstanding – basic	12,732	12,818

Add weighted average impact of CEC shares	1,088	1,114

Total weighted average number of shares outstanding – basic	13,820	13,932

Add dilutive options	—	5

Total weighted average number of shares outstanding – basic and diluted(1)	13,820	13,937

Basic and diluted (loss) earnings per common share are as follows:

	For the three months ended March 31,
	2009	2008
Net (loss) earnings per common share:
Basic	$ (0.10)	$ 0.06
Diluted(1)	$ (0.10)	$ 0.06

(1) Potentially dilutive securities for the three month period ended March 31, 2009 are excluded as they would be anti-dilutive due to the recorded loss

12.	Related party transactions

In the normal course of operations, the Company engages the services of a law firm in which a member of the Board of Directors is a partner. Fees paid to this firm were $45 for the three months ended March 31, 2009 (2008: $132).

13.	Financial assets and financial liabilities

Financial assets held-for-trading

Cash and cash equivalents, security deposits, restricted cash, short-term investments, user funds held on deposit and the embedded derivative are classified as held-for-trading assets and are recorded at fair value. The fair values of cash and cash equivalents, restricted cash, short term investments and user funds held on deposit are adjusted to their respective fair market values at the end of a reporting period.

The contract with Mikoishi specified the foreign exchange rate for Singapore dollars that would have applied to future investments had certain performance criteria been met. In the three months ended 31 March 2008, this embedded derivative was separated, classified as held-for-trading and was included in prepaid assets. The fair value was determined based on forward foreign exchange rates, the probability of future investments, and was discounted based on risk-free government interest rates. In December 2008, these performance criteria were not met and as a result the Company wrote off that asset associated with the embedded derivative.

Loans and receivables

Accounts receivable and other are classified as loans and receivables and are recorded at amortized cost. The Company has determined that the carrying value represents fair value as at March 31, 2009 and December 31, 2008.

Financial liabilities recorded at amortized cost

All accounts payable and accrued liabilities and user funds held on deposits are recorded at their amortized cost. The Company has determined that the carrying value represents fair value as at March 31, 2009 and December 31, 2008.

Financial assets available-for-sale

Long-term investments are designated as available-for-sale assets and represent investments in equities or loans that are convertible to equities in foreign entities that do not have a quoted market price in an active market. As a result they are recorded at cost as fair values are not practically determinable.

14.	Financial risk management

(a) Overview

The Company has exposure to the following risks from its use of financial instruments.

•	credit risk
•	market risk

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits.

Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

(b) Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The carrying amount of the Company’s financial assets represents its maximum credit exposure.

Accounts Receivable

The Company manages its credit risk associated with accounts receivable by maintaining reserves for potential credit losses, but historically the Company has not experienced any significant credit losses.

The Company does not have any material accounts receivable balances greater than 90 days outstanding. As a result, the Company believes that its accounts receivable represent a low credit risk and has never recorded a material expense associated with a credit risk exposure.

Cash and Cash Equivalents

The company holds investments, according to Company Investment policy, only in banks carrying an S&P rating of AA/R-1-Mid and higher. Investments are limited to money market deposits with a maturity of less than 90 days.

(c) Market Risk

Market risk is the risk that changes in the market prices such as fluctuations in foreign exchange rates and interest rates, will affect the Company’s net earnings or the value of its financial instruments.

Currency Risk

The Company operates internationally giving rise to exposure to changes in foreign exchange rates. The currency risk is derived from revenues denominated in currencies other than the U.S. dollar, its functional currency, primarily the British pound and the euro, and expenses associated with its multinational operations (primarily the Canadian dollar, the British pound and the euro) as well as the respective receivable and payable balances. The Company believes that it is to a degree naturally hedged. The Company is also exposed to currency risk on cash and cash equivalents and other current assets denominated in foreign currencies. As at March 31, 2009, approximately 87% of the Company’s financial assets are denominated in its functional currency

14.	Financial risk management (continued)

Interest Rate Risk

The Company is exposed to interest rate risk principally on its cash and cash equivalents which have an original maturity of less than 90 days. The Company has no interest bearing debt.

The weighted average effective interest rate on its cash and cash equivalents as at March 31, 2009 was 1.66% (2008: 3.99%).

(d) Quantification of risk exposure: foreign currency risk

At March 31, 2009, the Company’s gross balance sheet exposure to foreign currency risk was substantially as follows:

In U.S. dollar equivalents (000’s)	USD	euro	GBP	Others	Total
Cash and cash equivalents	32,212	633	(119)	765	33,491
Restricted cash	5,000	-	-	-	5,000
Accounts receivable and other	2,350	2,047	1,674	681	6,752
Accounts payable and accrued liabilities	(3,676)	(1,464)	(5,081)	(2,890)	(13,110)
Net balance sheet exposure	35,886	1,216	3,525	(1,444)	32,133

The Company’s revenue exposure for revenue denominated in foreign currencies was substantially as follows:

In U.S. dollar equivalents (000’s	USD	euro	GBP	CDN	Other	Total
Revenue
Three-months ended March 31, 2009	$ 2,794	$ 2,787	$ 4,553	$ -	$ -	$ 10,134

Three-months ended March 31, 2008	$ 7,804	$ 3,243	$ 8,264	$ -	$ -	$ 19,317

Expenses
Three-months ended March 31, 2009	$ 1,274	$ 4,753	$ 2,545	$ 4,457	$ 152	$ 13,181

Three-months ended March 31, 2008	$ 806	$ 6,508	$ 4,720	$ 6,591	$ 233	$ 18,859

Fair Value Sensitivity Analysis

Gross Balance Sheet Exposure: A 10% strengthening of the U.S. dollar against the currencies in the above table (gross balance sheet exposure) at March 31, 2009 would have decreased net earnings by approximately $417. This analysis assumes that all other variables, in particular interest rates, remain constant and represents the Company’s gross balance sheet exposure at March 31, 2009. A 10% weakening of the U.S. dollar against the same would have had an equal but opposite effect. During the current quarter, the Company incurred a loss of approximately $82 on the revaluation of its Balance Sheet.

Net Revenue Exposure: A 10% strengthening on average of the U.S. dollar against the currencies in the above table for the three-month period ended March 31, 2009 would have increased net revenue by approximately $734. This analysis assumes that all other variables, in particular interest rates, remained constant during the quarter, and represents the exposure of the Company’s revenues denominated in foreign currencies, to the

14.	Financial risk management (continued)

relative strength of its functional currency. A 10% weakening of the U.S. dollar against the same would have had an equal but opposite effect.

Expense Exposure: A 10% strengthening on average of the U.S. dollar against the currencies in the above table for the three-month period ended March 31, 2009 would have increased expense, and correspondingly decreased income, by approximately $1,191. This analysis assumes that all other variables, in particular interest rates, remained constant during the quarter, and represents the exposure of the Company’s expenses denominated in foreign currencies to the relative strength of its functional currency. A 10% weakening of the U.S. dollar against the same would have had an equal but opposite effect.

(e) Quantification of risk exposure: interest rate risk

The Company is exposed to interest rate risk principally on its cash deposits and short-term money market investments of generally less than 90 days. We are exposed to both an overall decrease in interest rates as well as the interest rates associated with the currency or location we invest in.

Fair Value Sensitivity Analysis

Interest Income Exposure: A 100 basis point increase in interest rates on average for the three period ended March 31, 2009 would have would have increased interest income by approximately $103. This analysis assumes that all other variables remained constant during the quarter. A 100 basis point decrease in interest rates on average would have had an equal but opposite effect.

15.	Seasonality

Historically, the first and fourth quarters have been CryptoLogic’s strongest periods. Revenue in the second and third quarters may decrease as Internet usage moderates in the warm months of the year as more people are outdoors.

16.	Components of non-operating income

Non operating income comprises gains recorded on the sale of common shares acquired and sold in a specific business endeavour as well as certain foreign exchange gains recorded on cash deposits earmarked for additional share purchases. These gains are offset, in part, by related expenses.

	Three months ended
	March 31,
In U.S. dollars (000’s)	2009	2008

Gain on temporary holding in shares	$ —	$ 801
Foreign exchange gain and interest on temporary cash deposit	—	544
Related expenses	—	(1,243)
Non operating income	$ —	$ 102

17.	Reorganization

On November 12, 2008, the Company announced a plan that it will integrate its poker network with one of the world’s leading gaming technology and services companies and its intent to focus on its branded games and its Internet casino business. This integration of CryptoLogic’s poker operations and customers is expected to generate significant cost savings.

Payments during year ended December 31, 2008	$(732)

Included in accounts payable and accrued liabilities at December 31, 2008	$658
Professional fees	499
Employee severance	891

Amount recorded in 2008 consolidated statement of earnings and comprehensive income	$1,390

Payments during three months ended March 31, 2009	$406
Amount recorded in Q1 2009 consolidated statement of earnings and comprehensive income	532

Included in accounts payable and accrued liabilities at March 31, 2009	$784

The Company expects expenses requiring an outlay of cash to total approximately $3,500 and expects the entire plan to be paid by the end of 2009.

EXHIBIT 99.2

1

MANAGEMENT’S DISCUSSION AND ANALYSIS

CryptoLogic Limited and our subsidiaries are referred to collectively as “CryptoLogic”, “the Company”, “we”, “us”, and “our” throughout this Management’s Discussion and Analysis (“MD&A”), unless otherwise specified. The following MD&A should be read in conjunction with the unaudited consolidated interim financial statements of CryptoLogic, including the notes thereto, for the three months ended March 31, 2009, and the audited consolidated financial statements and the MD&A of CryptoLogic Limited for the year ended December 31, 2008 as set out in CryptoLogic Limited’s annual report. This MD&A is dated May 11, 2009. Additional information relating to CryptoLogic, including our Annual Information Form, is available on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

All currency amounts are in US dollars, unless otherwise indicated.

BUSINESS OVERVIEW

CryptoLogic is a world-leading and long-standing publicly traded online gaming software developer and supplier servicing the global Internet gaming market. WagerLogic Limited (“WagerLogic”), a wholly-owned subsidiary of CryptoLogic, provides software licensing, e-cash management and customer support services for our Internet gaming software to an internationally-recognized client base (“licensees” or “customers”) around the world who operate under government authority where their Internet businesses are licensed.

Pursuant to a business reorganization implemented by way of an Ontario Superior Court of Justice court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007, CryptoLogic Limited acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of CryptoLogic Limited. As part of the Arrangement, the Company issued either an equivalent amount of CryptoLogic Limited Common Shares or, in the case of taxable Canadian residents, exchangeable shares (“Exchangeable Shares”) of CryptoLogic Exchange Corporation (“CEC”), an indirect subsidiary of the Company. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited Shares. These CEC shares participate equally in voting and dividends with the shareholders of the Company. No additional shares of CEC have been or will be issued. For more information, see the Management Information Circular dated April 23, 2007 available on www.SEDAR.com.

For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc. Accordingly, financial information presented in the MD&A reflects the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc., with all assets and liabilities recorded at the carrying values of CryptoLogic Inc. The interest held by CEC shareholders has been presented as a minority interest in the consolidated financial statements, as required under GAAP.

OVERVIEW OF RESULTS

Revenue for Q1 2009 was $10.1 million, a decrease of 47.5% when compared with the same period of the prior year (Q1 2008: $19.3 million). When compared to Q1 2008, revenue in Q1 2009 was negatively impacted by a transition of licensees which resulted in the departure of Littlewoods and other smaller licensees, weaker results from one of the Company’s major licensees, general macro economic trends, a strong U.S. dollar and a declining poker business. The U.S. dollar was significantly stronger when compared to the euro and British pound in Q1 2009 as compared with Q1 2008 negatively impacting revenue by approximately $2.1 million. Also, in Q1 2008, the Company recorded a benefit to revenue of $1.0 million associated with revised estimates for future royalty payments. After normalizing for the non recurring benefit and the strength of the U.S. dollar, revenue decreased by 33.1%.

2

Net loss in Q1 2009 was $1.3 million or $0.10 per diluted share (Q1 2008: Net income of $0.6 million or $0.06 per diluted share). The loss in the current quarter was due primarily to decreased revenue as well as increased general and administrative expenses associated with increased legal fees; increased reorganization costs associated with the Company’s efforts to decrease costs and outsource non-core areas and decreased interest income. Partially offsetting these increases were decreased operating expenses as the impact of the Company’s cost reduction plans started yielding results, a strong U.S. dollar and an income tax benefit recorded in the period. The U.S. dollar was significantly stronger when compared to the euro and British pound and Canadian dollar in Q1 2009 as compared with Q1 2008 positively impacting expenses by approximately $2.7 million.

CryptoLogic’s financial strength is reflected in its balance sheet. At March 31, 2009, the Company ended the quarter with $38.7 million of net cash, which is comprised of cash and cash equivalents, restricted cash and security deposits, or $2.80 of net cash per diluted share (December 31, 2008: $43.8 million or $3.15 per diluted share). The decrease in net cash in Q1 2009 of approximately $5.0 million is due to the following items: cash impact of operating losses of approximately $0.7 million, an increase in prepaid expenses of $0.3 million largely due to a $1.0 million payment to secure the royalty rights of D.C. Comics including Superman and Batman offset by amortization of existing prepaid assets, the timing of receipts of accounts receivable of $0.8 million and payments of our trade accounts payable of $2.8 million, purchase of capital assets of $0.1 million and the purchase of long term investments in Asia of $0.2 million. The Company continues to be debt free. CryptoLogic’s working capital at March 31, 2009 was $39.8 million or $2.88 per diluted share (December 31, 2008: $41.2 million or $2.97 per diluted share).

	Fiscal 2009	Fiscal 2008				Fiscal 2007
Fiscal Quarters	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
In thousands of US dollars, except per share data)
Revenue	$10,134	$11,360	$14,049	$16,800	$19,317	$20,350	$17,503	$16,244	$19,562
Casino	6,522	7,782	10,138	10,800	13,426	13,959	11,431	10,216	13,873
Poker	1,956	2,671	3,219	3,635	4,234	4,615	4,765	4,986	5,157
Interest income	171	16	443	824	794	1,514	1,322	1,649	1,732
Minority interest	(78)	(2,528)	396	96	162	763	208	-	-
Net (loss)/ earnings and comprehensive income	(1,296)	(25,968)	(5,886)	(1,493)	609	4,273	2,392	(2,621)	1,484

(Loss)/earnings per share
Basic	($0.10)	($2.05)	($0.45)	($0.10)	$0.06	$0.36	$0.19	($0.19)	$0.11
Diluted	($0.10)	($2.05)	($0.45)	($0.10)	$0.06	$0.36	$0.19	($0.19)	$0.11	1,484

Weighted average number of shares (000’s)
Basic	13,820	13,820	13,866	13,934	13,932	13,927	13,917	13,901	13,817
Diluted	13,820	13,820	13,866	13,934	13,937	13,977	13,930	13,901	13,833

3

RESULTS OF OPERATIONS

Revenue

Revenue for Q1 2009 was $10.1 million, a decrease of 47.5% when compared with the same period of the prior year (Q1 2008: $19.3 million).

Internet casino

Internet casino revenue decreased 45.8% to $6.5 million for the quarter ended March 31, 2009 as compared to the same period in the prior year (Q1 2008: $13.4 million). Internet casino revenue accounted for 64.4% of total revenue for Q1 2009 (Q1 2008: 69.5%). The decrease in Q1 2009 revenue was negatively impacted by a transition of licensees which resulted in the departure of Littlewoods and other smaller licensees, weaker results from one of the Company’s major licensees, general macro economic trends and a strong U.S. dollar. The U.S. dollar was significantly stronger when compared to the euro and British pound in Q1 2009 as compared with Q1 2008 negatively impacting Internet casino revenue by approximately $1.6 million. In Q1 2008, Internet casino revenue benefitted from a $1.0 million reduction in our accrual for future royalty payments. After normalizing for the benefit recorded in Q1 2008 and the strength of the U.S. dollar, Internet casino revenue decreased by approximately 34.6%.

Fees or licensing revenue from our casino business is calculated as a percentage of a licensee’s level of activity in their online casino sites. Such revenue is affected by the number of active players on the licensee’s site and their related gaming activity. In addition, this revenue is influenced by a number of factors such as the entertainment value of the games developed by CryptoLogic, the frequency and success of new game offerings and the effectiveness of the licensees’ marketing programs.

Internet poker

In Q1 2009 Internet poker revenue declined 49.6% to $2.0 million from $4.2 million in the same period of the prior year. Internet Poker revenue represented 19.3% of total revenue for the first quarter of 2009 (Q1 2008: 21.9%). The reduction in Internet poker revenue for the three months ended March 31, 2009 is primarily due to a decline in the overall poker industry, the strength of the U.S dollar, fewer poker licensees and the transition its poker network to GTECH reducing the number of poker licensees. The U.S. dollar was significantly stronger when compared to the euro and British pound in Q1 2009 as compared with Q1 2008 negatively impacting poker revenue by approximately $0.5 million.

CryptoLogic, through its wholly-owned subsidiary WagerLogic offered a “virtual” central poker room for its licensees. In Q1 2009, the Company completed the outsourcing of its hosted poker business to GTECH Corporation’s International Poker Network. The move gives CryptoLogic’s poker licensees and players access to a larger network with a combined average of 15,000 active players – at significantly lower cost to CryptoLogic. Fees from online poker are based on a percentage of the licensee’s “rake” per hand in regular or ring games (the “rake” is typically 5% of the pot, up to a maximum amount per hand), or fixed entry fees for entry into poker tournaments. Players prefer poker rooms with strong “liquidity”, which are rooms that offer a high availability of games at the desired stake levels, in the currency of choice, and on a 24/7 basis.

Other revenue

Other revenue includes fees for software customization, professional services, marketing support and certain commerce based transactions and other non-recurring revenue. Other revenue was essentially flat at $1.7 million in Q1 2009 as compared to the same period of the prior year (Q1 2008: $1.7 million). In Q1 2009 other revenues accounted for 16.3% of total revenue (Q1 2008: 8.6%). In Q1 2009, other revenue benefitted from increased commerce based transaction fees on non players who use the Company’s ecash system. Offsetting this benefit was decreased customization and professional services revenue which are non-recurring in nature.

Geographical diversification

CryptoLogic continues to execute its strategy ensuring it is well-diversified to mitigate local regulatory risks. No licensees’ revenue is derived from U.S. based players.

4

Revenue trends

The global economic downturn is impacting the Company’s core business. This is expected to be offset by new branded game roll-outs in the second quarter of 2009 and beyond. We also experience seasonality in our business. Historically the first and fourth quarters of the year have been the Company’s strongest. Players spend less time online during the warmer months. We expect this trend to continue, particularly for the more developed casino market.

While the global online gaming market continues to promise vast growth potential, competition is intensifying for players and market position. We believe that continued disciplined execution of our business strategy will contribute to ongoing growth in the future. We expect modest growth in European poker markets during the next year.

Operating Expense

Operating expense comprises development and support expense, which includes all personnel and equity compensation costs for employee stock options and the long term incentive program; licensee support; e-cash system and support costs; customer service expense; and staffing for regulatory compliance.

Operating expense for the quarter ended March 31, 2009 was $8.2 million, or 80.9% of revenue (Q1 2008: $14.4 million or 74.7% of revenue). Operating expense for the three months ended March 31, 2008 as compared to the corresponding period of the prior year has decreased by 43.2% due in large part to both the impact of the Company’s cost reduction program, generally decreasing headcount related costs and a continued strong U.S. dollar. A strong U.S. dollar is generally favorable on expenses which are primarily denominated in Canadian dollars, euro and British pounds. The U.S. dollar was significantly stronger when compared to the euro, British pound and Canadian dollar in Q1 2009 as compared with Q1 2008 decreasing operating expense by approximately $1.8 million. Furthermore, the reduction in revenue has had a corresponding decrease in the Company’s contribution to marketing program related costs and ecash processing fees paid on deposits and withdrawals. In Q1 2008, the Company recorded $1.8 million of departure costs associated with the Company’s former CEO. There were no similar costs in Q1 2009. Partially offsetting these decreases is an increase in outsourced software development in Eastern Europe.

General and Administrative Expense

General and Administrative (“G&A”) expense includes overhead and administrative expense, travel expense and professional fees relating to our business development, infrastructure expense and the cost of public company listings. In Q1 2009, G&A expense was $3.1 million and represented 30.8% of revenue (Q1 2008: $2.9 million or 14.8% of revenue).

The increase in G&A expense in Q1 2009 as compared with the same period in the prior year is due primarily to increased fees for advice for various legal matters. Offsetting this increase were general reductions in costs associated with the Company’s restructuring program and a strong U.S. Dollar. The U.S. dollar was significantly stronger when compared to the euro and British pound in Q1 2009 as compared with Q1 2008 decreasing operating expense by approximately $0.5 million.

Reorganization Charges

In November 2008, the Company announced plans to merge its poker network with one of the world’s leading gaming technology and services companies. The Company expects this plan to cost approximately $3.5 million of which $1.4 million was recorded in Q4 2008 and $0.5 million was recorded in the current quarter. The charges in the three months ended March 31, 2009, consisted of severance for terminated employees and professional fees.

Amortization

Amortization expense is based on the estimated useful life and includes the amortization of our investments in computer equipment, leasehold improvements, software licenses, acquired customer lists and internet brand names.

In Q1 2009, amortization expense was $1.3 million, or 12.9% of revenue (Q1 2008: $1.4 million or 7.2% of revenue). This decrease in Q1 2009 primarily reflects less amortization on infrastructure assets as they become fully depreciated and less amortization of purchased intangibles of Parbet.com, which were impaired in the fourth quarter of 2008.

5

Partially offsetting this decrease was amortization on internally developed software projects which was launched during the quarter.

Interest Income

Interest income, which is composed of interest earned on cash and cash equivalents, was $0.2 million in the three month period ended March 31, 2008 (Q1 2008: $0.8 million). The decline in interest income was primarily due to reduced cash and cash equivalents and reduced yields on U.S dollar investments due to interest rate reductions. For almost all of the first quarter of 2009, the Company had its surplus cash invested in low yielding government treasury bills. This was in response to the global banking crisis. Cash and cash equivalents declined from the same period in the prior year as a result of the reduced cash generated from operations and the acquisition of certain strategic investments completed during fiscal 2008.

Non Operating Income

Non operating income for the three month period ended March 31, 2008 comprises gains recorded on the sale of shares acquired and sold in an unsuccessful merger transaction during the first quarter of 2008 as well as certain foreign exchange gains recorded on cash deposits earmarked for additional share purchases. These gains are offset, in part, by related acquisition costs.

Income Taxes

Income taxes were a benefit of $1.5 million in the three months ended March 31, 2009 (Q1 2008: income tax expense of $0.6 million). The tax recovery recorded in three months ended March 31, 2009 was primarily a result of recent amendments to Section 261 of the Income Tax Act in Canada that permit certain corporations resident in Canada to elect to determine their Canadian tax amounts in the corporation’s “functional currency” as opposed to the general requirement that all amounts that are relevant to the computation of tax under the Canadian Income Tax Act be in Canadian dollars. This change resulted in a benefit to income tax of approximately $1.4 million. The Company is subject to Canadian GAAP so taxes are based on the local rules and laws therefore not all of our subsidiaries are either resident in Canada and subsidiaries resident outside of Canada would record tax expense based the regulations in their local jurisdiction.

Minority Interest

As discussed in the Business Overview section, the Company completed a court approved plan of arrangement in 2007. As part of the Arrangement, Canadian residents received Exchangeable Shares of CEC, an indirect subsidiary of the Company. The shares owned by the CEC shareholders are considered a non-controlling interest of the Company and consequently a proportional amount of the Company’s share capital is recorded separately as a liability on the Consolidated Balance Sheet. A similar proportional share of the profit and loss associated with subsidiaries directly or indirectly owned by the CEC is included in the consolidated statement of earnings as minority interest.

At the time of the re-organization, a total of 12.6 million and 1.3 million shares of CryptoLogic Limited and CEC were outstanding, respectively. Since then, a total of approximately 250,000 shares of CEC have been exchanged, with the remaining 1.1 million shares of CEC being reflected as minority interest as at March 31, 2009. Minority interest will continue until all CEC shares have been exchanged into CryptoLogic Limited shares or until June 1, 2014 when we will redeem all outstanding CEC shares in return for CryptoLogic Limited shares.

Net Losses

Net loss in Q1 2009 was $1.3 million or $0.10 per diluted share (Q1 2008: Net income of $0.6 million or $0.06 per diluted share). The loss in the current quarter was due primarily to decreased revenue as well as increased general and administrative expenses associated with increased legal fees, increased reorganization costs associated with the Company’s continued efforts to right size its cost base and decreased interest income. Partially offsetting these increases were decreased operating expenses as the impact of the Company’s cost reduction plans started yielding results, a strong U.S. dollar and an income tax benefit recorded in the period.

6

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2009, the Company ended the quarter with $38.7 million of net cash, which is comprised of cash and cash equivalents, restricted cash and security deposits, or $2.80 of net cash per diluted share (December 31, 2008: $43.8 million or $3.15 per diluted share). The decrease in net cash in Q1 2009 of approximately $5.0 million is due to the following items: cash impact of operating losses of approximately $0.7 million, an increase in prepaid expenses of $0.3 million largely due to a $1.0 million payment to secure the royalty rights of D.C. Comics including Superman and Batman offset by amortization of existing prepaid assets, the timing of receipts of accounts receivable of $0.8 million and payments of our trade accounts payable of $2.8 million, purchase of capital assets of $0.1 million and the purchase of long term investments in Asia of $0.2 million. The Company continues to be debt free.

CryptoLogic’s working capital at March 31, 2009 was $39.8 million or $2.88 per diluted share (December 31, 2008: $41.2 million or $2.97 per diluted share.). The decrease in working capital during the three months ended March 31, 2009is primarily due to operating losses, purchases of capital assets and purchase of long term investments in Asia,

Cash flow used in operating activities was $4.7 million for the three ended March 31, 2009 (Q1 2008: cash provided by operating activities of $5.1 million). The use of cash in operating activities for both periods is due to operating losses, the timing of accounts receivable, $1.0 million paid in connection with securing the royalty rights of D.C. Comics payments of accounts payable and income taxes

Cash flow used in financing activities was nil for the three ended March 31, 2009. (Q1 2008: cash flow provided by $0.1 million).

Cash flow provided by investing activities was $1.8 million for the three months ended March 31, 2009 (Q1 2008: $14.2 million). The cash flow provided by investing activities in the three months ended March 31, 2009 was primarily related to $2.2 million, held in escrow at December 31, 2008, that would have been paid to the Company’s former CEO had there been a change in control of the company. The decrease in cash flow provided by investing activities in Q1 2009 as compared with the same period of the prior year is due a reduction in the deposit required to be maintained to support a letter of credit to the Lottery Gaming Authority of Malta to support user funds on deposit negotiated in Q1 2008.

At March 31, 2009, the Company had 12,735,619 common shares outstanding and 678,796share options outstanding. As discussed in the Business Overview section, the Company completed a court approved plan of arrangement in 2007. As part of the Arrangement, Canadian residents received Exchangeable Shares of CEC, an indirect subsidiary of the Company. CEC had 1,083,732shares outstanding at March 31, 2009. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited shares. For accounting purposes, the acquisition is accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc. The CEC shares can be exchanged for an equivalent amount of CryptoLogic Limited Shares at anytime and are accounted for as a minority interest. On June 1, 2014, the Company through its subsidiaries will redeem not less than all of the then outstanding Exchangeable Shares for an amount per share equal to the redemption price. The redemption price will be satisfied through the issuance and delivery of one CryptoLogic Limited common share for each Exchangeable Share. CryptoLogic Limited has issued a special voting share to a third party trustee, the purpose of which is to provide holders of Exchangeable Shares with the right to vote on the company matters. All outstanding options of CryptoLogic Inc. as of the date of Arrangement were fully assumed by CryptoLogic Limited under the same terms and conditions as originally granted by CryptoLogic Inc. The shares of CEC provide those shareholders with the same voting and dividend right as the shares of CryptoLogic Limited. No additional shares of CEC will be issued.

7

INTERNAL CONTROL OVER FINANCIAL REPORTING

For the three months ended March 31, 2009, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

CRITICAL ACCOUNTING POLICIES AND CHANGES IN ACCOUNTING POLICIES

These items are substantially unchanged as discussed in the Company’s MD&A for the year ended December 31, 2008 as filed on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

Effective January 1, 2009, the Company adopted the following recommendation to the Canadian Institute of Chartered Accountants’ Handbook:

Handbook Section 3064, Goodwill and Intangible Assets

Section 3064, Goodwill and Intangible Assets, effective from January 1, 2009, converges accounting for goodwill and intangible assets under Canadian GAAP with International Financial Reporting Standards. The new standard provides more comprehensive guidance on intangible assets, particularly for internally developed intangible assets. The adoption of Section 3064 did not have a material impact.

Recently Issued Accounting Standards:

Handbook Section 3855, Recognition and Measurement

In January 2009, the Accounting Standards Board (“AcSB”) issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” that provided guidance on the recognition and measurement of certain financial assets and financial liabilities carried at fair value. EIC-173 concluded that the fair value of financial assets and financial liabilities, including derivative instruments, must take into account the Company’s credit risk as well as the counterparty. EIC-173 must be applied retroactively without restatement of prior periods. The adoption of EIC-173 did not have a material impact on the Company’s financials statements in either the current or prior periods.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. In April 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, on January 1, 2011.

On June 27, 2008 the Canadian Securities Administrators (“CSA”) issued Staff Notice 52-321, Early Adoption of IFRS which indicated that the CSA would be prepared to grant an exemption to allow Canadian financial statement issuers to adopt IFRS early on a case-by-case basis, provided that they could demonstrate that they met certain conditions.

The adoption of IFRS will require the restatement of amounts reported by the Company for its previous year ended, and of the opening balance sheet as at the date of adoption.

The Company is continuing to assess the financial reporting impacts of the adoption of IFRS and, at this time, the impact on future financial position and results of operations is not reasonably determinable or estimable. The

8

Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required.

The IFRS conversion project consists of three phases: Scoping and Diagnostics, Analysis and Development and Implementation and Review.

Phase One: Scoping and Diagnostics, which involves project planning and staffing and identification of differences between current Canadian GAAP and IFRS, is underway.

Phase Two: Analysis and Development, involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies provided for under IFRS; identification and design of operational and financial business processes; initial staff and audit committee training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues.

Phase Three: Implementation and Review will involve the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; and further training programs across the Company’s finance and other affected areas, as necessary. It will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements and reconciliations; embedding of IFRS in business processes; and audit committee approval of IFRS-compliant financial statements.

RISKS AND UNCERTAINTIES

The primary risks and uncertainties that affect and may affect us and our business, financial condition and results of operation are substantially unchanged from the Company’s MD&A for the year ended December 31, 2008 as contained in our 2008 Audited Financial Statements filed on SEDAR and www.sedar.com or available on EDGAR at www.sec.gov.

OUTLOOK

The Company continues to take a conservative view of its revenue outlook, as economic conditions remain volatile and consumer spending remains sluggish. CryptoLogic is focused on the factors it can control: its operating costs, robust new business activity, customer service, and the company’s innovation pipeline.

•	Revenue outlook expected to improve gradually as eight licensees plan to launch 30 CryptoLogic-powered games in Q2 2009, with more to follow in Q3 and Q4
•	Restructuring program remains on track as CryptoLogic enjoys initial benefit of cost reductions in Q2, following March move to shared poker network
•	Management expects return to profitability and cash generation, in line with previous guidance

EXHIBIT 99.3

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, Brian Hadfield, the Chief Executive Officer of CryptoLogic Limited, certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of CryptoLogic Limited (the “issuer”) for the interim period ended March 31, 2009.
2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

5.2	ICFR - material weakness relating to design: N/A
5.3	Limitation on scope of design: N/A
6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on December 31, 2008 and ended on January 1, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: 8 May, 2009

/s/ Brian Hadfield

_______________________

Brian Hadfield

Chief Executive Officer

EXHIBIT 99.4

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, Stephen Taylor, the Chief Financial Officer of CryptoLogic Limited, certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of CryptoLogic Limited (the “issuer”) for the interim period ended March 31, 2009.
2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

5.2	ICFR - material weakness relating to design: N/A
5.3	Limitation on scope of design: N/A
6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on December 31, 2008 and ended on January 1, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: 8 May, 2009

/s/ Stephen Taylor

_______________________

Stephen Taylor

Chief Financial Officer